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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*


                           U.S. MEDICAL SYSTEMS, INC.
                                (Name of Issuer)

        10% VOTING CONVERTIBLE PREFERRED STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    902958107
                                 (CUSIP Number)

      DARRYL M. BURMAN, 1900 W. LOOP SOUTH, STE. 1100, HOUSTON, TEXAS 77027 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications.

                                FEBRUARY 27, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                                                    Page 2 of 5

CUSIP No.  902958107
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1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Burton J. Kunik, Social Security Number:  ###-##-####
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:       (a) [ ]   (b) [ ]

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3. SEC USE ONLY:

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4.   SOURCE OF FUNDS*
         PF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                  [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
         United States
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       SOLE VOTING POWER:  15,081,442
         8.       SHARED VOTING POWER:
         9.       SOLE DISPOSITIVE POWER: 428,571.43
        10.       SHARED DISPOSITIVE POWER:
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         428,571.43 Preferred Stock
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         42.9% of Preferred Stock
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14.  TYPE OF REPORTING PERSON:
         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                                    Page 3 of 5

                                  SCHEDULE 13D


ITEM 1.      SECURITY AND ISSUER.
             10% Voting Preferred Stock, $.01 par value per share, of U.S. Medical Systems, Inc. the President of which is Carlton L. Cooke, Jr., 7600 Burnett Road, Suite 350, Austin, Texas 78734.

ITEM 2.      IDENTITY AND BACKGROUND.

             (a)      Burton J. Kunik

             (b)      8929 Kirby Drive, Houston, Texas  77054

             (c)      President, Sharps Compliance, Inc.

             (d)      Not Applicable

             (e)      Not Applicable

             (f)      United States

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
             The reporting person owned 3,000,000 shares of Sharps Compliance, Inc. prior to completion of a $4,000,000 private placement on February 18, 1998. On or about February 27, 1998, all of the stockholders of Sharps Compliance, Inc. exchanged their shares of common stock for shares of preferred stock of the Issuer, and Sharps Compliance, Inc. became a wholly owned subsidiary of the Issuer (the "Reorganization"). Upon consummation of the Reorganization, the reporting person owned 428,571.43 shares of preferred stock, equaling approximately 42.9% of the total class of preferred stock. The reporting person currently has no plans to acquire any additional securities of the Issuer. As discussed in item 3 above, the Issuer recently consummated the Reorganization, which is the basis for this filing. The reporting person anticipates that there will be a change in the present Board of Directors of the Issuer, but should not include changing the number or term of Directors. The Issuer intends to have its annual shareholders meeting on or about May 27, 1998, and will at that time elect two (2) new Board Members, amend the Company's Certificate of Incorporation to change its name to Sharps Compliance Corp., amend the Certificate to eliminate Article 10 relating to stockholder rights, effect a 1-for-5.032715 reverse stock split of the Issuer's common stock, and approve an amendment to the Company's 1993 Stock Plan to increase the number of shares


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                                                                    Page 4 of 5

             of common stock subject to issuance under the plan from 59,609 shares of common stock to 1,000,000 shares (after giving effect to the reverse stock split described above).

ITEM 4.      PURPOSE OF TRANSACTION.
             The reporting person has no plans or proposals, other than those described in Item 3 above.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

             (a) In the aggregate, the reporting person beneficially owns 428,571.43 shares of preferred stock, equaling approximately 42.9%.

             (b) The reporting person has the sole power to 15,081,442 votes (after giving effect to the right of all preferred shareholders to 35.190319 votes for each share preferred stock). The reporting person exchanged 3,000,000 shares of common stock of Sharps Compliance, Inc. for 428,571.43 shares of preferred stock of the Issuer. Additionally, on or about February 27, 1998, the Issuer acquired all of the outstanding shares of Sharps Compliance, Inc., which then became a wholly owned subsidiary of the Issuer.

             (c)      Not Applicable.

             (d)      Not Applicable

             (e)      Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
             On or about January 29, 1998, the reporting person entered into an Employment Agreement with Sharps Compliance, Inc., and entered into a subsequent Amendment on or about April 13, 1998. On or about October 6, 1997, the reporting person entered into a letter agreement with Sharps Compliance, Inc., Parris H. Holmes, Jr. and John W. Dalton concerning certain financial advisory services rendered and to be rendered by Messrs. Holmes and Dalton on behalf of Sharps Compliance, Inc. Such Agreement provides for certain lending accommodations by Mr. Holmes and places certain restrictions on the transferability of the shares of Sharps Compliance, Inc. owned by the reporting person.



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                                                                    Page 5 of 5
ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

             (a)      Employment Agreement

             (b)      First Amendment to Employment Agreement

             (c)      Letter Agreement with Sharps Compliance, Inc.

SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




  May 7, 1998                             /s/ Burton J. Kunik
-----------------                        --------------------------------------
      Date                                Name:    Burton J. Kunik




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                                 EXHIBIT INDEX


             (a)      Employment Agreement

             (b)      First Amendment to Employment Agreement

             (c)      Letter Agreement with Sharps Compliance, Inc.